EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2014	For the Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$370,388	$1,099,128	$945,045	$970,673	$846,825	$660,047
Add: Non-controlling interest losses in consolidated subsidiaries	—	—	—	—	—	222
Add:
Interest expense	57,220	78,505	88,835	75,332	64,839	71,843
Appropriate portion of rents (a)	30,212	37,006	33,736	30,696	34,544	34,439

Earnings available for fixed charges	$457,820	$1,214,639	$1,067,616	$1,076,701	$946,208	$766,551

Fixed Charges:
Interest expense	$57,220	$78,505	$88,835	$75,332	$64,839	$71,843
Appropriate portion of rents (a)	30,212	37,006	33,736	30,696	34,544	34,439

Fixed charges	$87,432	$115,511	$122,571	$106,028	$99,383	$106,282

Ratio of earnings to fixed charges	5.24 X	10.52 X	8.71 X	10.15 X	9.52 X	7.21 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.